ONCOLYTICS
BIOTECH INC

June 8, 2012 delivered by e-mail

ISS
67 Yonge Street
Toronto, Ontario, Canada
M5E 1J8

Attention: Ms. Michelle Tan

Dear Michelle;

Further to our discussions earlier today, this letter is to confirm that Oncolytics Biotech Inc. will undertake to revise its Option Plan to limit the value of option grants to any non-employee director, to an amount not to exceed $100,000 annually for any individual non-employee director. Such limitation shall not, however, include initial option grants to new directors. The value for purposes of this limitation shall be determined utilizing the Black-Scholes Model, or such other similar and acceptable methodology, applied consistently and appropriately as determined by the Company using its reasonable judgement.

We also undertake to proceed in this manner effective immediately, and plan to include a motion addressing this matter as outlined above, for formal inclusion in our Proxy Circular for the Annual General Meeting of shareholders to be held in 2013.

We trust this undertaking adequately addressed the matter, and is sufficient for ISS to recommend voting for the motion.

If there are other matters to address, please do not hesitate to contact us.

Best regards,

Doug Ball
Chief Financial Officer
Oncolytics Biotech Inc.

Brad Thompson
Chairman, President and Chief Executive Officer
Oncolytics Biotech Inc.

210, 1167 KENSINGTON CRESCENT N.W., CALGARY, ALBERTA CANADA T2N 1X7
TEL.: 403-670-7377 FAX: 403-283-0858
www.oncolyticsbiotech.com